UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)

RECOVERY ENERGY, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

75626X103
(CUSIP Number)

June 6, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☑ Rule 13d-1(c)

        ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wallington Investment Holdings, Ltd.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,612,178 (1)	
	6	SHARED VOTING POWER None	
	7	SOLE DISPOSITIVE POWER 1,612,178 (1)	
	8	SHARED DISPOSITIVE POWER None	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,178 shares of Common Stock (1)		
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (2)		
12	TYPE OF REPORTING PERSON (See Instructions) CO		

(1) 1,612,178 shares of Common Stock of the Issuer (the "Shares") are owned directly by Wallington Investment Holdings, Ltd. ("Wallington") and indirectly by Mr. Paul Caland ("Mr. Caland"), the sole ultimate beneficial owner of Wallington and holder of sole voting power over such Shares.

(2) This percentage is calculated based upon 17,402,104 shares of the issuers Common Stock issued and outstanding as of January 16, 2012, as provided by the Company.

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Paul Caland		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION France		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,612,178 (1)	
	6	SHARED VOTING POWER None	
	7	SOLE DISPOSITIVE POWER 1,612,178 (1)	
	8	SHARED DISPOSITIVE POWER None	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,178 shares of Common Stock (1)		
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (2)		
12	TYPE OF REPORTING PERSON (See Instructions) IN		

(1) 1,612,178 Shares are owned directly by Wallington Investment Holdings, Ltd. ("Wallington") and indirectly by Mr. Caland, the sole ultimate beneficial owner of Wallington and holder of sole voting power over such Shares.

(2) This percentage is calculated based upon 17,402,104 shares of the issuers Common Stock issued and outstanding as of January 16, 2012, as provided by the Company.

Item 1.

    (a)   <u>Name of Issuer:</u>

    Recovery Energy, Inc.

    (b)   <u>Address of Issuer's Principal Executive Offices:</u>

    1515 Wynkoop Street, Suite 200
Denver, CO 80202

Item 2.

    (a)   <u>Name of Person(s) Filing:</u>

    Wallington Investment Holdings, Ltd. ("Wallington")

    Mr. Paul Caland ("Mr. Caland")

    (b)   <u>Address of Principal Business Office(s):</u>

    As to Wallington:

    Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

    As to Mr. Caland:

    Paul Caland, Rutimattstrasse 16, 3780 Gstaad, Switzerland

    (c)   <u>Citizenship:</u>

    As to Wallington:

        British Virgin Islands

    As to Mr. Caland:

        France

    (d)   <u>Title of Class of Securities:</u>

    Common Stock

    (e)   <u>CUSIP Number:</u>

    75626X103

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

(a)   Amount beneficially owned: See Item 9 of Cover Pages

(b)   Percent of class: See Item 11 of Cover Pages

(c)   Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote of:
                 See Item 5 of Cover Pages

        (ii)   Shared power to vote or to direct the vote of:
                 See Item 6 of Cover Pages

        (iii)   Sole power to dispose or to direct the disposition of:
                 See Item 7 of Cover Pages

        (iv)   Shared power to dispose or to direct the disposition of:
                 See Item 8 of Cover Pages

1,612,178 Shares are owned directly by Wallington Investment Holdings, Ltd. ("Wallington") and indirectly by Mr. Caland, the sole ultimate beneficial owner of Wallington and holder of sole voting power over such Shares.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	**Wallington Investment Holdings, Ltd.**
	By: Paul Caland Its: Director
Dated: February 13, 2012	**Mr. Paul Caland**
	By: Mr. Paul Caland





EXHIBIT INDEX

Found on
Page

Exhibit
_____

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Recovery Energy, Inc. and hereby affirms that this Schedule 13G is being filed on behalf of each of the undersigned.

	Wallington Investment Holdings, Ltd.
Dated: February __, 2012	/s/ Paul Caland
	By: Paul Caland Its: Director
	Mr. Paul Caland
Dated: February __, 2012	/s/ Paul Caland
	By: Mr. Paul Caland